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                             Filed by QLogic Corporation
                             pursuant to Rule 425 under the
                             Securities Act of 1933 and deemed
                             filed pursuant to Rule 14a-12 of
                             the Securities Exchange Act of 1934

                             Subject Company: Ancor Communications, Incorporated

                             Commission File No.: 001-12982

   QLogic Corporation distributed this press release on or about May 8, 2000.


         WE URGE INVESTORS AND SECURITY HOLDERS TO READ QLOGIC'S REGISTRATION STATEMENT ON FORM S-4 AND THE PROSPECTUS/PROXY STATEMENT OF QLOGIC AND ANCOR RELATING TO THE MERGER TRANSACTION DESCRIBED BELOW, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. WHEN THESE AND OTHER DOCUMENTS RELATING TO THE TRANSACTION ARE FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION, THEY MAY BE OBTAINED FREE AT THE SEC'S WEB SITE AT WWW.SEC.GOV. YOU MAY ALSO OBTAIN EACH OF THESE DOCUMENTS (WHEN THEY BECOME AVAILABLE) FOR FREE FROM QLOGIC OR FROM ANCOR BY DIRECTING YOUR REQUEST TO THE INVESTOR RELATIONS CONTACT PERSONS IDENTIFIED BELOW.

FOR IMMEDIATE RELEASE


                     QLOGIC TO ACQUIRE ANCOR COMMUNICATIONS;
        ACQUISITION COMPLEMENTS QLOGIC'S FIBRE CHANNEL SAN SOLUTIONS WITH
                             ANCOR'S SWITCH PRODUCTS

        TWO COMPANIES TO PROVIDE CUSTOMERS WITH END-TO-END SAN SOLUTIONS

ALISO VIEJO, Calif. and EDEN PRAIRIE, Minn., May 8, 2000 -- QLogic Corp. (NASDAQ:QLGC), a leading supplier of Fibre Channel connectivity solutions, today announced that it has entered into an agreement to acquire Ancor Communications, Incorporated (NASDAQ: ANCR), a leading provider of Fibre Channel switches. Under the terms of the agreement, which have been unanimously approved by the Board of Directors of both companies, QLogic will exchange 0.5275 shares of common stock for each share of Ancor common stock. Upon the closing of the merger, Ken Hendrickson, Ancor's CEO, will be nominated to become a member of the QLogic Board of Directors.

Based on the closing market price for QLogic of $99.94 as of Friday, May 5, 2000, the transaction value is approximately $1.7 billion. The proposed transaction is intended to qualify as a pooling-of-interests and as a tax-free exchange of shares under IRS regulations. Completion of the proposed transaction is subject to approval of the shareholders of both companies and appropriate regulatory clearances, and is expected to close in the third calendar quarter. QLogic expects the transaction to be neutral to slightly accretive to earnings for the calendar year ending December 2001, and accretive to QLogic's fiscal year ending March 2002, excluding the potential impact of operational and strategic benefits.

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The acquisition of Ancor will extend QLogic's extensive portfolio of products based on Fibre Channel technology. Ancor's SANbox family is recognized as one of the broadest lines of Fibre Channel switches in the industry, delivering the hardware and fabric management software essential for SAN infrastructures. The two companies are expected to leverage key customer relationships to produce synergistic Fibre Channel solutions for the rapidly growing SAN marketplace.

"With the addition of Ancor's performance-oriented, scaleable switch products, QLogic will be uniquely positioned to deliver total SAN solutions to the marketplace," said H.K. Desai, chairman, president and CEO of QLogic. "Customers will benefit from end-to-end tested SAN solutions, as well as faster time-to-market deployment of Fibre Channel products."

"This is a winning combination for both companies," said Ken Hendrickson, Ancor's chairman and CEO. "Through this unique merger, we will be able to provide the marketplace with complete, interoperable SAN solutions, which will greatly simplify their choice of technology partners."

SG Cowen Securities Corporation acted as financial advisor to QLogic for this transaction, while Goldman, Sachs & Co. represented Ancor.

ABOUT ANCOR COMMUNICATIONS
Ancor Communications Inc. (Nasdaq: ANCR) provides high-performance SANbox(TM) Fibre Channel switches for storage area networks (SANs). The company's customers include EMC, Hitachi Data Systems, INRANGE Corporation, MTI Technology Corp., Sun Microsystems, and premier SAN resellers, including Bell Microproducts and Datalink. The company was the first to deliver a Fibre Channel switch, and the first to hit the one-gigabit performance level. Ancor, an ISO 9001 quality certified company, is a member of the Fibre Channel Industry Association, the Storage Networking Industry Alliance, the InfiniBand Trade Association, the ANSI Standards Committee, and the University of New Hampshire Fibre Channel Consortium to promote the advancement of Fibre Channel standards and interoperability. Information on Ancor is available on the Web at http://www.ancor.com.

ABOUT QLOGIC
A member of the Nasdaq-100 Index, QLogic Corporation sold more Fibre Channel host bus adapters in 1999 than any other manufacturer in the world according to IDC. The company is also a leading designer and supplier of semiconductor and board-level I/O and enclosure management products targeted at the computer system, storage device and storage subsystem marketplaces. QLogic high-performance controllers are implemented in products from technology leaders such as AMI, Compaq, Dell, Fujitsu, Hitachi, IBM, Iwill, Quantum, Raidtec, Siemens, Sun Microsystems and Unisys. The company's high-performance Fibre Channel and SCSI solutions play a key role in enabling enterprise-level storage area networks (SANs) and the company's enclosure management products monitor and communicate component information that is critical to computer system and storage subsystem reliability and availability. For more information about QLogic and its products, contact QLogic Corp., 26600 Laguna Hills Drive, Aliso Viejo, CA 92656; telephone: 800/662-4471 (sales); 949/389-6000 (corporate); fax:
949/389-6126; home page http://www.qlogic.com.

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ADDITIONAL INFORMATION AND WHERE TO FIND IT

QLogic Corporation ("QLogic") and Ancor Communications, Incorporated, ("Ancor ") plan to file a Registration Statement on Form S-4 and other relevant documents with the Securities and Exchange Commission (the "SEC") in connection with the merger, and QLogic and Ancor expect to mail a Joint Proxy Statement/Prospectus to stockholders of QLogic and Ancor containing information about the merger.

Investors and security holders are urged to read the Registration Statement, the Joint Proxy Statement/Prospectus, and other documents filed with the SEC carefully when they are available. The Registration Statement, Joint Proxy Statement/Prospectus, and other filings will contain important information about QLogic, Ancor, the merger, the persons soliciting proxies relating to the merger, their interests in the merger, and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Investors will be able to obtain copies of the documents free of charge from QLogic by directing a request through the Investor Information portion of QLogic's website at http://www.qlogic.com or by mail to QLogic Corporation, 26650 Laguna Hills Drive, Aliso Viejo, CA 92656, attention: Investor Relations, telephone: (949) 389-6000. Documents filed by Ancor will be available free of charge from Ancor by directing a request through the Investor Information portion of Ancor's website at http://www.ancor.com or by directing a request by mail to Ancor Communications, Incorporated, 6321 Bury Drive, Eden Prairie, MN 55346, attention: Investor Relations, telephone: (612) 932-4000. In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, QLogic and Ancor file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by QLogic or Ancor at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. QLogic's and Ancor's filings with the SEC are also available to the public from commercial document-retrieval services and at the Web site maintained by the SEC at http://www.sec.gov.

INVESTORS SHOULD READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS. NOTHING HEREIN SHALL CONSTITUTE AN OFFER OF ANY SECURITIES FOR SALE.

QLogic, Ancor and their respective directors, executive officers, who may be considered participants in this transaction, and certain other members of management and employees may be soliciting proxies from QLogic's stockholders and Ancor's shareholders in favor of approval and adoption of the merger agreement. Information concerning the participants in the solicitation will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC. In addition, information about Qlogic's and Ancor's directors and executive officers is set forth in the Proxy Statements for their respective 1999 Annual Meetings of Stockholders, which are filed with the SEC.

The report contains forward-looking statements within the meaning of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. References made in this report, and in particular, statements regarding the proposed QLogic/Ancor merger are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In particular, the following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to obtain, or meet conditions imposed for, governmental approvals for the merger; failure of the QLogic stockholders or Ancor

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shareholders to approve the merger; costs related to the merger the risk that the QLogic and Ancor businesses will not be integrated successfully; and other economic, business, competitive and/or regulatory factors affecting the businesses of QLogic and Ancor generally.

For a detailed discussion of these and other cautionary statements concerning QLogic and Ancor and their respective operations, please refer to QLogic's and Ancor's filings with the Securities and Exchange Commission, including their most recent filings on Form 10-K and 10-Q, QLogic's Annual Report to Stockholders and the "Forward-Looking Statements" section of the Management's Discussion and Analysis section of QLogic's Form 10-K for the fiscal year ended March 28, 1999 and Form 10-Q for the quarterly period ended December 26, 1999. QLogic's and Ancor's filings with the SEC are also available to the public from commercial document-retrieval services and at the Web site maintained by the SEC at http://www.sec.gov.

Trademarks and registered trademarks are the property of the companies with which they are associated.

EDITOR CONTACT - QLOGIC CORPORATION      INVESTOR CONTACT - QLOGIC CORPORATION
Steve Sturgeon                           Tom Anderson
Phone: 949/389-6268                      Phone: 949/389-6213
Email: s_sturgeon@qlc.com                Email: t_anderson@qlc.com


EDITOR CONTACT - ANCOR COMMUNICATIONS    INVESTOR CONTACT - ANCOR COMMUNICATIONS
Mary Miller                              Steve Snyder
612-932-4071                             Phone: 612-932-4003
Email: marym@ancor.com                   Email: steves@ancor.com




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